<PLAINTEXT>
                                                                 Morgan Stanley
                                                                 Charter Series
     October 2005
     Monthly Report
This Monthly Report supplements the Charter Funds' Prospectus dated April 25, 2005.
                                                      Issued: November 30, 2005
[LOGO] Morgan Stanley
MORGAN STANLEY CHARTER SERIES
HISTORICAL FUND PERFORMANCE
Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year each Fund has traded. Also provided is the inception-to-date return and the compound annualized return since inception for each Fund. Past performance is no guarantee of future results.

                                                                                                    INCEPTION-  COMPOUND
                                                                                                     TO-DATE   ANNUALIZED
                   1994    1995 1996 1997 1998   1999    2000  2001    2002   2003  2004    2005      RETURN     RETURN
FUND                %       %    %    %    %      %       %     %       %      %     %       %          %          %
-------------------------------------------------------------------------------------------------------------------------
Charter Campbell    --      --  --    --  --      --      --    --    (4.2)   16.3   3.9    10.6      28.1        8.4
                                                                     (3 mos.)             (10 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter MSFCM...   (7.3)   21.9 4.0  26.2 5.1    (9.2)   23.8 (3.3)    29.1   (5.1) (5.6)  (22.1)     52.4        3.7
                 (10 mos.)                                                                (10 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter Graham..    --      --  --    --  --      2.9    22.0  9.7     36.8   16.1   1.3   (15.2)     87.9        9.9
                                               (10 mos.)                                  (10 mos.)
-------------------------------------------------------------------------------------------------------------------------
Charter Millburn    --      --  --    --  --     (7.2)   12.1 (11.3)   21.1   (0.6) (5.3)   (6.6)     (1.7)      (0.3)
                                               (10 mos.)                                  (10 mos.)
-------------------------------------------------------------------------------------------------------------------------

DEMETER MANAGEMENT CORPORATION
330 Madison Avenue, 8th Floor
New York, NY 10017
Telephone (212) 905-2700
Morgan Stanley Charter Series
Monthly Report
October 2005
Dear Limited Partner:
  The Net Asset Value per Unit for each of the four Morgan Stanley Charter Series Funds as of October 31, 2005 was as follows:

                                                                   % CHANGE
    FUND                                                    N.A.V. FOR MONTH
    ------------------------------------------------------------------------
    Charter Campbell                                        $12.81   3.81%
    ------------------------------------------------------------------------
    Charter MSFCM                                           $15.24   -4.31%
    ------------------------------------------------------------------------
    Charter Graham                                          $18.79   -0.46%
    ------------------------------------------------------------------------
    Charter Millburn                                         $9.83   -3.97%
    ------------------------------------------------------------------------

  Detailed performance information for each Fund is located in the body of the financial report. For each Fund, we provide a trading results by sector chart that portrays trading gains and trading losses for the previous month and year-to-date in each sector in which the Fund participates.
  The trading results by sector charts indicate the monthly and year-to-date composite percentage returns generated by the specific assets dedicated to trading within each market sector in which each Fund participates. Please note that there is not an equal amount of assets in each market sector, and the specific allocations of assets by a Fund to each sector will vary over time within a predetermined range. Below each chart is a description of the factors that influenced trading gains and trading losses within each Fund during the previous month.
  Effective October 3, 2005, with the consent of the general partner, VK
Capital Inc. (formerly, Morgan Stanley Futures and Currency Management, Inc.) began trading approximately 20% of Charter MSFCM's assets pursuant to its QDS Program, which is described in the Morgan Stanley Charter Series Prospectus dated April 25, 2005 (the "Prospectus") at page 82. The allocation to the QDS Program was primarily done to diversify the trading methodologies of the trading advisor with the objective of enhancing the overall risk/return characteristics of Charter MSFCM. Prior to the above allocation, the QDS
Program had been trading approximately $1.4 million of proprietary assets of a Morgan Stanley affiliate since the inception of the QDS Program in August 2004.
  VK Capital Inc. will continue to trade approximately 80% of Charter MSFCM's assets pursuant to its Global Portfolio, which is described in the Prospectus at page 82. Subject to the prior approval of the General Partner, VK Capital Inc. may, at any time, trade some or all of Charter MSFCM's assets among one or more of its other trading programs.
  Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation, 330 Madison Avenue, 8th Floor, New
York, NY 10017 or your Morgan Stanley Financial Advisor.
  I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is no guarantee of future results.
Sincerely,
/s/ Jeffrey A. Rothman
Jeffrey A. Rothman
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner for
Morgan Stanley Charter Campbell L.P.
Morgan Stanley Charter MSFCM L.P.
Morgan Stanley Charter Graham L.P.
Morgan Stanley Charter Millburn L.P.
                      This page intentionally left blank.
CHARTER CAMPBELL
                                    [CHART]
                      Month ended            YTD ended
                    October 31, 2005      October 31, 2005
                   ------------------    ------------------
Currencies               2.90%                 5.31%
Interest Rates           4.16%                 7.64%
Stock Indices           -2.44%                -2.01%
Energies                -0.51%                 3.82%
Metals                   0.16%                 0.68%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global interest rate futures markets, short positions in U.S. and
   European interest rate futures recorded gains as prices moved lower during the month. The U.S. fixed-income prices declined amid expectations for higher interest rates from the U.S. Federal Reserve, as officials from the U.S. central bank expressed concern for rising inflation. Elsewhere in the global fixed-income futures markets, European fixed-income prices weakened on concerns for potential increases in euro-zone interest rates by the European Central Bank. Global bond prices continued to weaken in anticipation that Ben Bernanke, a former U.S. Federal Reserve governor and current head of the White House Council of Economic Advisors, would continue the U.S. central bank's recent anti-inflation policies should his nomination for Chairman of the U.S. Federal Reserve be confirmed by the U.S. Senate.
..  In the currency sector, gains were recorded from short positions in the
   Japanese yen relative to the U.S. dollar as the value of the Japanese yen declined to a 25-month low against the U.S. dollar as the potential for higher U.S. interest rates continued to bolster the value of the U.S. dollar against the yen. Also boosting the U.S. dollar was a rebound in the Philadelphia Fed manufacturing index, a decrease in initial claims for jobless benefits, and stronger-than-expected Gross Domestic Product. The Japanese yen was also pulled lower on investor sentiment that future action by the Chinese government regarding further Chinese yuan re-valuation was farther away than previously expected. Smaller gains were recorded from short positions in the Canadian dollar relative to the U.S. dollar as the value of the Canadian dollar finished the month lower amid uncertainty regarding the future of the Canadian economy.
CHARTER CAMPBELL
FACTORS INFLUENCING MONTHLY TRADING GAINS: (continued)
..  In the metals markets, long positions in copper and zinc futures resulted in gains as prices increased on news of consistently strong demand from India, China, and the Middle East.
FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Within the global stock indices markets, losses were recorded from long positions in U.S., European, and Hong Kong stock index futures as prices decreased during the month. The U.S. equity prices declined amid negative market sentiment, economic uncertainties due to the devastating effects of Hurricanes Katrina and Rita, and persistent warnings on U.S. inflation by the U.S. Federal Reserve. This unease about the direction of the U.S.
   economy also negatively affected the value of European and Hong Kong equity index futures. European stock prices continued to decline on the previously mentioned concerns for potential increases in euro-zone interest rates by the European Central Bank that affected the global interest rate markets. Further affecting the value of European and Pacific Rim equity prices was the release of disappointing corporate earnings, reduced economic growth forecasts for both Germany and the United Kingdom, and concerns regarding the potential spread of the Avian Flu from Asia into the European Union.
   Hong Kong equity index futures were also pulled lower by weakness in the technology sector.
..  In the energy markets, losses were incurred from long positions in gas oil and crude oil futures as prices reversed lower early in the month after the U.S. Energy Department reported that energy consumption in the past month fell by nearly 3% compared with last year due to high prices and an economic slowdown in parts of the U.S. affected by Hurricanes Katrina and Rita.
CHARTER MSFCM
                                    [CHART]
                  Month ended             YTD ended
                October 31, 2005       October 31, 2005
                ----------------       ----------------
Currencies            1.16%                -20.17%
Interest Rates        1.09%                 -2.17%
Stock Indices        -6.32%                  1.17%
Energies             -0.18%                  3.41%
Metals                0.14%                 -1.12%
Agriculturals         0.17%                  0.17%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Within the global stock indices markets, losses were recorded from long positions in European, Australian, and Hong Kong stock index futures as prices decreased during the month amid unease about the direction of the
   U.S. economy and its effect on the global economy. Also pulling European stock prices lower was investors' concerns for potential increases in euro-zone interest rates after the European Central Bank forecasted that inflation for the 12-nation region could exceed 2% in 2006. Further affecting the value of European and Pacific Rim equity prices was the release of disappointing corporate earnings, reduced economic growth forecasts for both Germany and the United Kingdom, and concerns regarding the potential spread of the Avian Flu from Asia into the European Union.
   Hong Kong equity index futures were also negatively affected by weakness in the technology sector, while the SPI-200 Index in Australia finished lower on concerns regarding an economic slow-down in that country.
..  In the energy markets, losses were incurred from long positions in natural gas futures as prices reversed lower early in the month after the U.S.
   Energy Department reported that energy consumption in the past month fell by nearly 3% compared with last year due to high prices and an economic slowdown in parts of the U.S. affected by Hurricanes Katrina and Rita. CHARTER MSFCM
FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  In the currency sector, gains were experienced from short positions in the
   Japanese yen relative to the U.S. dollar as the value of the Japanese yen declined to a 25-month low against the U.S. dollar as the potential for higher U.S. interest rates continued to bolster the value of the U.S. dollar against the yen. Also boosting the U.S. dollar was a rebound in the Philadelphia Fed manufacturing index, a decrease in initial claims for jobless benefits, and stronger-than-expected Gross Domestic Product. The Japanese yen was also pulled lower on investor sentiment that future action by the Chinese government regarding further Chinese yuan re-valuation was farther away than previously expected.
..  Within the global interest rate futures markets, short positions in U.S. and
   Japanese interest rate futures recorded gains as prices moved lower during the month. The U.S. fixed-income prices declined amid expectations for higher interest rates from the U.S. Federal Reserve, as officials from the U.S. central bank expressed concern for rising inflation. Elsewhere in the global fixed-income futures markets, prices for Japanese government bonds drifted lower on investors' perception that the Bank of Japan could tighten its monetary policy and sentiment that the decline of the Japanese yen has boosted exports, which is critical for the health of the Japanese economy. Global bond prices continued to weaken in anticipation that, Ben Bernanke, a former U.S. Federal Reserve governor and current head of the White House Council of Economic Advisors, would continue the U.S. central bank's recent anti-inflation policies should his nomination for Chairman of the U.S. Federal Reserve be confirmed by the U.S. Senate.
..  In the agricultural markets, wheat prices continued to trend lower on news of strong harvests and consistent demand, resulting in gains from short positions. Elsewhere in the agricultural complex, gains were recorded from short positions in coffee and cotton futures as prices declined towards the end of the month on news of a decrease in global demand.
..  In the metals markets, long positions in copper, zinc, and nickel futures resulted in gains as prices increased on news of consistently strong demand from India, China, and the Middle East.
CHARTER GRAHAM
                                    [CHART]
                     Month ended             YTD ended
                   October 31, 2005       October 31, 2005
                  ------------------     ------------------
Currencies               0.57%                -6.83%
Interest Rates           0.90%                -5.84%
Stock Indices           -1.58%                 1.97%
Energies                -0.59%                 0.09%
Metals                   0.44%                -0.45%
Agriculturals            0.10%                -1.27%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Within the global stock indices markets, losses were recorded from long positions in U.S., European, and Hong Kong stock index futures as prices decreased during the month. The U.S. equity prices declined amid negative market sentiment, economic uncertainties due to the devastating effects of Hurricanes Katrina and Rita, and persistent warnings on the U.S. inflation by the U.S. Federal Reserve. This unease about the direction of the U.S. economy also negatively affected the value of European and Hong Kong equity index futures. European stock prices continued to decline on concerns for potential increases in euro-zone interest rates by the European Central
   Bank. Further affecting the value of European and Pacific Rim equity prices was the release of disappointing corporate earnings, reduced economic growth forecasts for both Germany and the United Kingdom, and concerns regarding the potential spread of the Avian Flu from Asia into the European Union.
   Hong Kong equity index futures were also pulled lower by weakness in the technology sector.
..  In the energy markets, losses were incurred from long positions in gas oil and crude oil futures as prices reversed lower early in the month after the U.S. Energy Department reported that energy consumption in the past month fell by nearly 3% compared with last year due to high prices and an economic slowdown in parts of the U.S. affected by Hurricanes Katrina and Rita.
CHARTER GRAHAM
FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  Within the global interest rate futures markets, short positions in U.S. and
   European interest rate futures recorded gains as prices moved lower during the month. The U.S. fixed-income prices declined amid expectations for higher interest rates from the U.S. Federal Reserve, as officials from the U.S. central bank expressed concern for rising inflation. Elsewhere in the global fixed-income futures markets, European fixed-income prices weakened on concerns for potential increases in euro-zone interest rates by the European Central Bank. Global bond prices continued to weaken in anticipation that Ben Bernanke, a former U.S. Federal Reserve governor and current head of the White House Council of Economic Advisors, would continue the U.S. central bank's recent anti-inflation policies should his nomination for Chairman of the U.S. Federal Reserve be confirmed by the U.S. Senate.
..  In the currency sector, gains were recorded from short positions in the
   Japanese yen relative to the U.S. dollar as the value of the Japanese yen declined to a 25-month low against the U.S. dollar as the potential for higher U.S. interest rates continued to bolster the value of the U.S. dollar against the yen. Also boosting the U.S. dollar was a rebound in the Philadelphia Fed manufacturing index, a decrease in initial claims for jobless benefits, and stronger-than-expected Gross Domestic Product. Later in the month, the Japanese yen was also pulled lower against the Australian dollar, Canadian dollar, and British pound on investor sentiment that future action by the Chinese government regarding further Chinese yuan re-valuation was farther away than previously expected.
..  In the metals markets, long positions in copper, zinc, and nickel futures resulted in gains as prices increased on news of consistently strong demand from India, China, and the Middle East.
..  In the agricultural markets, corn, and wheat prices continued to trend lower on news of strong harvests and consistent demand, resulting in gains from short positions.
CHARTER MILLBURN
                                    [CHART]
                       Month ended              YTD ended
                     October 31, 2005       October 31, 2005
                    ------------------     ------------------
Currencies                1.12%                 -3.66%
Interest Rates           -0.74%                  1.48%
Stock Indices            -3.23%                  4.19%
Energies                 -1.85%                  1.77%
Metals                    0.82%                 -0.15%
Agriculturals             0.47%                 -3.93%
Note:Reflects trading results only and does not include fees or interest income. FACTORS INFLUENCING MONTHLY TRADING LOSSES:
..  Within the global stock indices markets, losses were recorded from long positions in U.S., European, Hong Kong, and Australian stock index futures as prices decreased during the month. U.S. equity prices declined amid negative market sentiment, economic uncertainties due to the devastating effects of Hurricanes Katrina and Rita, and persistent warnings on the U.S. inflation by the U.S. Federal Reserve. This unease about the direction of the U.S. economy also negatively affected the value of European and Hong
   Kong equity index futures. European stock prices continued to decline on concerns for potential increases in euro-zone interest rates by the European Central Bank. Further affecting the value of European and Pacific Rim equity prices was the release of disappointing corporate earnings, reduced economic growth forecasts for both Germany and the United Kingdom, and concerns regarding the potential spread of the Avian Flu from Asia into the European Union. Hong Kong equity index futures were also negatively affected by weakness in the technology sector, while the SPI-200 Index in Australia finished lower on concerns regarding an economic slowdown in that country.
..  In the energy markets, losses were incurred from long positions in gas oil and crude oil futures as prices reversed lower early in the month after the U.S. Energy Department reported that energy consumption in the past month fell by nearly 3% compared with last year due to high prices and an economic slowdown in parts of the U.S. affected by Hurricanes Katrina and Rita.
CHARTER MILLBURN
FACTORS INFLUENCING MONTHLY TRADING LOSSES: (continued)
..  Within the global interest rate futures markets, long positions in European interest rate futures recorded losses as prices moved lower during the month on concerns for potential increases in euro-zone interest rates by the European Central Bank. Global bond prices continued to weaken in anticipation that Ben Bernanke, a former U.S. Federal Reserve governor and current head of the White House Council of Economic Advisors, would continue the U.S. central bank's recent anti-inflation policies should his nomination for Chairman of the U.S. Federal Reserve be confirmed by the U.S. Senate.
FACTORS INFLUENCING MONTHLY TRADING GAINS:
..  In the currency sector, gains were recorded from short positions in the
   Swedish krona against the euro as the value of the krona declined against its rivals after the government of Sweden cut its economic growth forecasts for 2006. Elsewhere in the currency markets, gains were experienced from short positions in the Japanese yen versus the British pound, U.S. dollar, euro, and Australian dollar as the value of the Japanese yen declined sharply amid the potential for higher U.S. interest rates and investor sentiment that future action by the Chinese government regarding further Chinese yuan re-valuation was farther away than previously expected.
..  In the metals markets, long positions in zinc, copper, nickel, and lead futures resulted in gains as prices increased on news of consistently strong demand from India, China, and the Middle East.
..  In the agricultural markets, corn and wheat prices continued to trend lower on news of strong harvests and consistent demand, resulting in gains from short positions.
MORGAN STANLEY CHARTER SERIES
STATEMENTS OF OPERATIONS
FOR THE MONTH ENDED OCTOBER 31, 2005 (UNAUDITED)

                                    Morgan Stanley               Morgan Stanley              Morgan Stanley
                                 Charter Campbell L.P.         Charter MSFCM L.P.          Charter Graham L.P.
                              --------------------------  ---------------------------  --------------------------
                                           Percentage of                Percentage of               Percentage of
                                          October 1, 2005              October 1, 2005             October 1, 2005
                                           Beginning Net                Beginning Net               Beginning Net
                                Amount      Asset Value      Amount      Asset Value     Amount      Asset Value
                              ----------  --------------- -----------  --------------- ----------  ---------------
                                  $              %             $              %            $              %
INVESTMENT INCOME
  Interest income (Note 2)       963,887         .27          476,937         .30       1,212,453        .27
                              ----------       -----      -----------       -----      ----------       ----
EXPENSES
  Brokerage fees (Note 2)      1,792,429         .50          802,426         .50       2,213,185        .50
  Management fees (Note 2&3)     791,656         .22          267,475         .17         737,727        .16
                              ----------       -----      -----------       -----      ----------       ----
   Total Expenses              2,584,085         .72        1,069,901         .67       2,950,912        .66
                              ----------       -----      -----------       -----      ----------       ----
NET INVESTMENT LOSS           (1,620,198)       (.45)        (592,964)       (.37)     (1,738,459)      (.39)
                              ----------       -----      -----------       -----      ----------       ----
TRADING RESULTS
Trading profit (loss):
  Realized                    (3,793,184)      (1.06)     (14,738,027)      (9.18)       (840,237)      (.19)
  Net change in unrealized    19,067,385        5.32        8,411,288        5.24         531,104        .12
                              ----------       -----      -----------       -----      ----------       ----
   Total Trading Results      15,274,201        4.26       (6,326,739)      (3.94)       (309,133)      (.07)
                              ----------       -----      -----------       -----      ----------       ----
NET INCOME (LOSS)             13,654,003        3.81       (6,919,703)      (4.31)     (2,047,592)      (.46)
                              ==========       =====      ===========       =====      ==========       ====

                                    Morgan Stanley
                                 Charter Millburn L.P.
                              --------------------------
                                           Percentage of
                                          October 1, 2005
                                           Beginning Net
                                Amount      Asset Value
                              ----------  ---------------
                                  $              %
INVESTMENT INCOME
  Interest income (Note 2)       116,180         .24
                              ----------       -----
EXPENSES
  Brokerage fees (Note 2)        244,005         .50
  Management fees (Note 2&3)      81,336         .17
                              ----------       -----
   Total Expenses                325,341         .67
                              ----------       -----
NET INVESTMENT LOSS             (209,161)       (.43)
                              ----------       -----
TRADING RESULTS
Trading profit (loss):
  Realized                    (1,968,449)      (4.03)
  Net change in unrealized       241,463         .49
                              ----------       -----
   Total Trading Results      (1,726,986)      (3.54)
                              ----------       -----
NET INCOME (LOSS)             (1,936,147)      (3.97)
                              ==========       =====

MORGAN STANLEY CHARTER SERIES
STATEMENTS OF CHANGES IN NET ASSET VALUE
FOR THE MONTH ENDED OCTOBER 31, 2005 (UNAUDITED)

                             MORGAN STANLEY                        MORGAN STANLEY                        MORGAN STANLEY
                          CHARTER CAMPBELL L.P.                  CHARTER MSFCM L.P.                    CHARTER GRAHAM L.P.
                  ------------------------------------- ------------------------------------  ----------------------------
                       UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT    PER UNIT      UNITS         AMOUNT
                  --------------  -----------  -------- --------------  -----------  -------- --------------  -----------
                                       $          $                          $          $                          $
Net Asset Value,
 October 1, 2005  29,052,222.130  358,485,750   12.34   10,078,885.104  160,485,114   15.92   23,447,892.910  442,636,900
Net Income (Loss)       --         13,654,003     .47         --         (6,919,703)   (.68)        --         (2,047,592)
Redemptions         (720,772.550)  (9,233,096)  12.81     (412,462.449)  (6,285,928)  15.24     (611,611.688) (11,492,184)
Subscriptions      1,014,690.496   12,998,186   12.81       62,474.833      952,116   15.24      331,670.627    6,232,091
                  --------------  -----------           --------------  -----------           --------------  -----------
Net Asset Value,
 October 31, 2005 29,346,140.076  375,904,843   12.81    9,728,897.488  148,231,599   15.24   23,167,951.849  435,329,215
                  ==============  ===========           ==============  ===========           ==============  ===========

                                     MORGAN STANLEY
                                  CHARTER MILLBURN L.P.
                  -------- ----------------------------------
                  PER UNIT     UNITS        AMOUNT    PER UNIT
                  -------- -------------  ----------  --------
                     $                        $          $
Net Asset Value,
 October 1, 2005   18.88   4,767,387.293  48,801,045   10.24
Net Income (Loss)   (.09)        --       (1,936,147)   (.41)
Redemptions        18.79    (160,574.086) (1,578,443)   9.83
Subscriptions      18.79      34,380.111     337,957    9.83
                           -------------  ----------
Net Asset Value,
 October 31, 2005  18.79   4,641,193.318  45,624,412    9.83
                           =============  ==========

  The accompanying notes are an integral part of these financial statements. MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION.  Morgan Stanley Charter Campbell L.P. ("Charter Campbell"),
Morgan Stanley Charter MSFCM L.P. ("Charter MSFCM"), Morgan Stanley Charter Graham L.P. ("Charter Graham"), and Morgan Stanley Charter Millburn L.P. ("Charter Millburn") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures contracts, options on futures contracts, and forward contracts on physical commodities and other commodity interests, including, but not limited to, foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "Futures Interests").
  The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Morgan Stanley DW Inc. ("Morgan Stanley DW"). The clearing commodity brokers are Morgan Stanley & Co. Incorporated ("MS & Co.") and Morgan Stanley & Co. International Limited ("MSIL"). The trading advisor for Charter MSFCM is VK Capital Inc. ("VK Capital," formerly, Morgan Stanley Futures & Currency Management Inc.).
Demeter, Morgan Stanley DW, MS & Co., MSIL, and VK Capital are wholly-owned subsidiaries of Morgan Stanley.
  Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the limited partners based on their proportional ownership interests.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
USE OF ESTIMATES. The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ from those estimates.
REVENUE RECOGNITION. Futures Interests are open commitments until settlement date, at which time they are realized. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized trading profit (loss) on open contracts from one period to the next on the Statements of Operations. Monthly, Morgan Stanley DW credits each Partnership with interest income equal to 100% of its average daily funds held at Morgan Stanley DW. In addition, Morgan Stanley DW credits each Partnership with 100% of the interest income Morgan Stanley DW receives from MS & Co. and MSIL with respect to such Partnership's assets deposited as margin. The interest rates used are equal to that earned by Morgan Stanley DW on its U.S. Treasury bill investments. For purposes of such interest payments, Net Assets do not include monies owed to the Partnerships on forward contracts and other Futures Interests.
NET INCOME (LOSS) PER UNIT. Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
BROKERAGE AND RELATED TRANSACTION FEES AND COSTS. Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 6.00% of the Partnership's Net Assets as of the first day of each month (a 6.00% annual rate). Such fees currently cover all brokerage fees, transaction fees and costs, and ordinary administrative and offering expenses.
  Effective July 1, 2005, brokerage fees were reduced from 1/12 of 6.25% (a 6.25% annual rate) to 1/12 of 6.00% (a 6.00% annual rate) of the Partnership's Net Assets.
OPERATING EXPENSES. The Partnerships incur a monthly management fee and may incur an incentive fee. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees, and other related expenses are borne by Morgan Stanley DW through the brokerage fees paid by the Partnerships.
CONTINUING OFFERING. Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month. No selling commissions or charges related to the continuing offering of Units are paid by the limited partners or the Partnerships. Morgan Stanley DW pays all such costs.
REDEMPTIONS. Limited partners may redeem some or all of their Units at 100% of the Net Asset Value per Unit as of the end of the last day of any month that is at least six month after the closing at which a person first becomes a limited partner. The Request for Redemption must be delivered to a limited partner's local Morgan Stanley Branch Office in time for it to be forwarded and received by the General Partner before the last day of the month in which the redemption is to be effective. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a limited partner is redeeming his entire interest in a particular Partnership.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
  Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge. The foregoing redemption charges are paid to Morgan Stanley DW.
EXCHANGES.  On the last day of the first month which occurs more than six months after a person first becomes a limited partner in any of the Partnerships, and at the end of each month thereafter, limited partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
DISTRIBUTIONS. Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date. Demeter does not intend to make any distributions of the Partnerships' profits.
INCOME TAXES. No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(continued)
DISSOLUTION OF THE PARTNERSHIPS. Charter MSFCM will terminate on December 31, 2025 and Charter Campbell, Charter Graham, and Charter Millburn will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.
--------------------------------------------------------------------------------
2. RELATED PARTY TRANSACTIONS
Each Partnership pays brokerage fees to Morgan Stanley DW as described in Note
1. Each Partnership's cash is on deposit with Morgan Stanley DW, MS & Co., and MSIL in futures interests trading accounts to meet margin requirements as needed. Morgan Stanley DW pays interest on these funds as described in Note 1.
  Demeter, on behalf of Charter MSFCM and itself, entered into a Management Agreement with VK Capital to make all trading decisions for the Partnership. Charter MSFCM pays management and incentive fees (if any) to VK Capital.
--------------------------------------------------------------------------------
3. TRADING ADVISORS
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors are as follows:
Morgan Stanley Charter Campbell L.P.
  Campbell & Company, Inc.
Morgan Stanley Charter MSFCM L.P.
  VK Capital Inc.
  Effective April 28, 2005, Morgan Stanley Futures & Currency Management Inc. changed its name to VK Capital Inc.
Morgan Stanley Charter Graham L.P.
  Graham Capital Management, L.P.
Morgan Stanley Charter Millburn L.P.
  Millburn Ridgefield Corporation
MORGAN STANLEY CHARTER SERIES
NOTES TO FINANCIAL STATEMENTS
(concluded)
Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:
MANAGEMENT FEE. Charter MSFCM, Charter Graham, and Charter Millburn each pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2% (a 2% annual rate) of the Partnership's Net Assets under management by each trading advisor as of the first day of each month.
  Charter Campbell pays its trading advisor a flat-rate monthly fee equal to 1/12 of 2.65% (a 2.65% annual rate) of the Partnership's Net Assets under management as of the first day of each month.
INCENTIVE FEE. Each Partnership's incentive fee is equal to 20% of trading profits, paid on a quarterly basis for Charter MSFCM, and paid on a monthly basis for Charter Campbell, Charter Graham, and Charter Millburn.
  Trading profits represent the amount by which profits from futures, forwards, and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, or calendar quarter with respect to Charter MSFCM, the trading advisor must recover such losses before that trading advisor is eligible for an incentive fee in the future.
Managed futures investments are speculative, involve a high degree of risk, use significant leverage, are generally illiquid, have substantial charges, are subject to conflicts of interest, and are suitable only for the risk capital portion of an investor's portfolio. Before investing in any managed futures investment, qualified investors should read the prospectus or offering documents carefully for complete information with respect to charges, expenses, and risks. Past performance is no guarantee of future results.
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